SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 0-23666

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q

[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2003

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form N-SAR

[ ] Transition Report of Form 10-Q

For the Transition Period Ended: _______________________________________________________________________________-

Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

______________________________________________________ _____________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant: Tripos, Inc.

Former name if applicable:

Address of principal executive office (Street and number): 1699 South Hanley Road, Suite 303

City, state and zip code: St. Louis, Missouri 63144

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Tripos had announced on February 12, 2004 that it intends to revise its revenue recognition practice with respect to certain software licenses and will restate its financial results for prior fiscal years. The completion of the additional work necessary to revise Tripos' revenue recognition for certain software licenses and the restatement of its financial results for prior fiscal years involve a high level of effort which has taken additional time, necessitating this extension.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Yingling                (314)         647-8837

(Name)                 (Area code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X] Yes [ ] No

Tripos expects reported revenues from software sales in prior years to change from those previously reported. Since its adoption of AICPA (American Institute of Certified Public Accountants) SOP 97-2 in 1998, Tripos has recognized revenue from time-based software license sales upon delivery of the software and recognized the revenue attributed to post-contract customer support ratably over the term of the contract. Tripos now has determined that certain revenue from license fees under these agreements should be recognized ratably over the contractual term, and will restate its historical financial statements accordingly.

Tripos estimates that previously reported discovery software sales for fiscal years 1998 through 2002 will decrease, having a greater impact in the earlier periods. Tripos anticipates that the effect on 2003 revenues will be positive. Cumulative revenue over past and future periods will not change, with the exception of certain effects resulting from currency exchange rates. These accounting changes do not affect Tripos' liquidity or cash flow, and do not reflect any change in the company's future business prospects.

Tripos, Inc.

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Tripos, Inc.

Date: March 11, 2004

By: /s/ B. James Rubin

Name: B. James Rubin
Title: Sr. Vice President, Chief Financial Officer